February 25, 2020

Wenshan Xie
Chief Executive Officer
E-Home Household Service Holdings Ltd
Floor 9, Building 14, HaixiBaiyue Town
No. 14 Duyuan Road, Luozhou Town
Cangshan District, Fuzhou City 350001
People's Republic of China

       Re: E-Home Household Service Holdings Ltd.
           Amendment No. 1 to Registration Statement on Form F-1
           Filed February 14, 2020
           File No. 333-233468

Dear Mr. Xie:

       We have reviewed your amended registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 1 to Form F-1 filed February 14, 2020

Risk Factors
We face risks related to natural disasters, health epidemics and other outbreaks, which could significantly disrupt our operations, page 14

1. We note your disclosure about how the outbreak of the coronavirus "could materially disrupt our business and operations" and that there can be "no assurance of growth in the fiscal year ended June 30, 2020, as a result of the adverse economic effect of the coronavirus." Please expand your disclosure to discuss the reasonably likely known effects of the coronavirus on your results of operation and financial condition for fiscal
       2020.
 Wenshan Xie
E-Home Household Service Holdings Ltd
February 25, 2020
Page 2

        You may contact Charles Eastman, Staff Accountant, at (202) 551-3794 or Robert S.
Littlepage, Accountant Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Larry Spirgel,
Assistant Director, at (202) 551-3810 with any other questions.



                                                          Sincerely,
FirstName LastNameWenshan Xie
                                                   Division of Corporation
Finance
Comapany NameE-Home Household Service Holdings Ltd
                                                   Office of Trade & Services
February 25, 2020 Page 2
cc:       Kevin Sun, Esq.
FirstName LastName